1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STUART STRAUSS

stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

December 28, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Larry Greene, Division of Investment Management

Mail Stop 0505

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Fund”)

(File No. 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on September 10, 2012, relating to the Special Meeting of Shareholders (the “Meeting”) of the Multi-Asset Portfolio (the “Portfolio”), an existing series of the Fund, being held to consider and vote upon a proposal to change the Portfolio from a diversified fund to a non-diversified fund.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s proxy statement on its behalf.  Below, we describe the changes made to the proxy statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about December 28, 2012.  Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

GENERAL COMMENTS TO SCHEDULE 14A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the definitive proxy statement filing.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC    EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Comment 2.                           Please confirm that the Portfolio is complying with Release No. IC-179 relating to the Staff’s interpretation that a non-diversified fund that acts in a diversified mode for three consecutive years automatically converts to a diversified fund.

Response 2.                               The Portfolio is complying with the Staff’s interpretation in Release No. IC-179 discussed above.

COMMENTS TO THE PROXY STATEMENT

Comment 3.                           Please confirm supplementally how persons named as Proxies will vote for an adjournment.

Response 3.                               We hereby confirm that Proxies will be voted for or against adjournment of the Meeting consistent with the votes for and against the Proposal.  We have revised the disclosure to clarify this point.

Comment 4.                           Please confirm how the Fund intends to treat broker “non-votes” for purposes of an adjournment of the shareholder meeting.

Response 4.                               There will not be any broker non-votes in connection with this Proposal.

Comment 5.                           Please include a discussion of any other prior notice requirements for a shareholder who wish to submit a proposal upon attending a subsequent shareholder meeting.  If so, please disclose the prior notice requirement.

Response 5.                               There are not additional prior notice requirements other than what is disclosed in the Proxy Statement.

COMMENTS TO THE PROXY CARD

Comment 6.                          Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” (Emphasis added).  The form of proxy card states that “[t]he Board recommends that you cast your vote “for” the proposal as described in the proxy statement.”

Please remove the Board recommendation as such disclosure violates Rule 14a-4(a)(3).

Response 6.                               We respectfully acknowledge the Staff’s comment; however, we believe that the inclusion of the Board’s recommendation on the proxy card does not violate Rule 14a-4(a)(3) (the “Rule”) and is consistent with current market practice.  The intent of the Rule (often referred to as the “unbundling rule”) is to allow shareholders to communicate to the board of directors their views on each matter under consideration at the meeting of shareholders. To this end, Securities Exchange Act Rule 14a-4(b) requires that the form of proxy include separate voting boxes (i.e., approval, disapproval or abstention) for each matter presented to shareholders for their approval.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Edward J. Meehan of Morgan Stanley at (212) 296-6982 (tel) or (212) 404-4691 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss